Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Schering-Plough Corporation
Commission File No.: 1-6571
Merck & Co., Inc.
Commission File No.: 1-3305

The following is a Q&A posted on-line at www.anewmerck.com on March 11, 2009.

Merck Schering-Plough Merger - Additional Questions about the Merger Agreement

Q:	In the Merger Agreement, are matters relating to the Merck/Schering cholesterol joint venture expressly excluded from events that could cause a Schering Material Adverse Effect or a Merck Material Adverse Effect?

A:	Yes. [See Definition of Saturn Material Adverse Effect and Mercury Material Adverse Effect].

Q:	How about in the JPM Commitment Letter?

A:	No. In order for there to be a Material Adverse Effect under the Commitment Letter there must be a Material Adverse Effect on the combined companies. Matters relating to the cholesterol joint venture are not excluded for purposes of this definition.

Q:	In the Merger Agreement, are matters relating to the Schering joint venture with J&J (Remicade) arising in connection with the merger expressly excluded from events that could cause a Schering Material Adverse Effect?

A:	Yes. [See Definition of Saturn Material Adverse Effect].

Q:	How about in the JPM Commitment Letter?

A:	Yes, those matters are excluded for purposes of the combined Material Adverse Effect.

Q:	In the Merger Agreement, are matters relating to the pending Singulair patent litigation expressly excluded from events that could cause a Merck Material Adverse Effect?

A:	Yes. [See Definition of Mercury Material Adverse Effect].

Q:	How about in the JPM Commitment Letter?

A:	Yes, those matters are excluded for purposes of the combined Material Adverse Effect.

Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on both Merck’s and Schering-Plough’s managements current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this communication should be evaluated together with the many uncertainties that affect either companies’ business, particularly those mentioned in the risk factors and cautionary statements set forth in Item 1A of either companies’ 10-K for the year ended December 31, 2008, and in their periodic reports on Form 10-Q and Form 8-K, which the companies incorporate by reference.

These reports are available at www.merck.com and www.schering-plough.com.

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Schering-Plough’s Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough Investor Relations at (908) 298-7436. Copies of Merck’s filings may be obtained for free from Merck’s Investor Relations Web Site (www.merck.com) or by directing a request to Merck’s Office of the Secretary at (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough’s directors and executive officers is available in Schering-Plough’s proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck’s directors and executive officers is available in Merck’s preliminary proxy statement for its 2009 annual meeting of stockholders, filed with the SEC February 25, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration and joint proxy statement filed with the SEC in connection with the proposed transaction.